June 20, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Stacie D. Gorman, Senior Counsel

Re:                             Starwood Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated June 11, 2014 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Starwood’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2013

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 81

COMMENT:

1.                                      We note your disclosure regarding your acquisition of LNR Property, LLC.  In future Exchange Act periodic reports, if you have material asset acquisitions or originations, please provide disclosure regarding the credit quality of such acquisitions or originations as compared to your existing portfolio.

STARWOOD RESPONSE:

In future Exchange Act periodic reports, we will provide disclosure regarding the credit quality of any material asset acquisitions or originations as compared to our existing portfolio.

COMMENT:

2.                                      We note your disclosure here regarding your hedging activities.  In future Exchange Act periodic reports, please provide disclosure regarding the extent of your hedging activities and the extent of the gap between the duration of your swaps and your assets or liabilities or tell us why this disclosure is not material.

STARWOOD RESPONSE:

Beginning with our Form 10-Q filing for the quarter ending June 30, 2014, we will provide disclosure regarding the extent of our hedging activities, as well as information regarding the duration of our hedges and the related hedged items.

Item 15.  Exhibits and Financial Statement Schedules, page 180

COMMENT:

3.                                      In your correspondence dated August 9, 2011, we note your response to comment 1 of our comment letter dated August 2, 2011.  However, we continue to note that several of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits.  Please file the complete agreements as required by Item 601(b)(10) or advise.

STARWOOD RESPONSE:

Starwood has reviewed the material agreements previously filed under Item 601(b)(10) of Regulation S-K and will re-file with our Form 10-Q for the quarter ending June 30, 2014 any documents to the extent that schedules or exhibits to such documents that are required to be filed were omitted and pursuant to which Starwood had material obligations to be performed in whole or in part after February 26, 2014 (the date of the 2013 Form 10-K), or that was entered into not more than two years prior to such date, provided that certain information contained in such schedules and exhibits might be the subject of a request for confidential treatment. Starwood notes that certain material contracts previously filed under Item 601(b)(10) of Regulation S-K without referenced schedules or exhibits were entered into more than two years prior to February 26, 2014 and do not contain any material obligations to be performed by Starwood in whole or in part after that date. Accordingly, Starwood intends to remove such material agreements from the exhibit list that will be contained in Starwood’s Annual Report on Form 10-K for the fiscal year ending December 31, 2014.

* * * * *

Starwood hereby acknowledges that:

•                  Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2013 Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Starwood’s filings; and

•                  Starwood may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact Andrew J. Sossen, Chief Operating Officer and General Counsel by phone at 203-422-8191 or by email at asossen@starwood.com or Rina Paniry, Chief Financial Officer, Treasurer and Principal Financial Officer by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ Andrew J. Sossen

Andrew J. Sossen

Chief Operating Officer and General Counsel